

July 14, 2010

Mr. Peter Whitfield
Senior Vice President and Chief Financial Officer
GTSI Corp.
2553 Dulles View Drive, Suite 100
Herndon, VA 20171-5219

> **Re:** **GTSI Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 5, 2010**
> **Form 10-Q for the Quarterly Period ended March 31, 2010**
> **Filed May 14, 2010**
> **File No. 000-19394**

Dear Mr. Whitfield:

We have reviewed your response letter dated June 28, 2010, in connection with the above referenced filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 7, 2010.

Form 10-Q for the Quarterly Period ended March 31, 2010

Three Months Ended March 31, 2010 Compared With the Three Months Ended March 31, 2009, page 15

1. We have reviewed your response to our prior comment number 14. It is unclear to us how you determined that your disclosures provided to your readers include the most relevant information at the time related to your product revenue. Please advise. That is, in consideration that your product revenue decreased 30.5% for the three months ended March 31, 2010 compared to the three months ended March 31, 2009, your disclosures such as a "weak economy" and "weak sales activity in certain pockets…" appear to be

general in nature and not beneficial to your readers to understand the reasons for the decrease in product revenue. Therefore, please expand your disclosures in future filings to discuss the factors that resulted in a decline in product revenue in the context of your major customers, (i.e., the departments and agencies of the U.S. Federal Government). Your disclosures should identify and quantify to the extent material, the factors that resulted in this decrease of product revenue. Refer to Section III.B.4 of SEC Release 33-8350.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Attorney-Advisor, at (202) 551-3456 or David L. Orlic, Attorney-Advisor, at (202) 551-3503 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief